GRUPO CASA SABA                                          July 27, 2004

2Q04 EARNINGS RELEASE

EBITDA and Net Income Increase 2.1% and 30.6%, Respectively

Financial Highlights:
(Figures in Millions of Pesos as of June 2004. Variations with respect to the same period of 2003 except where noted)

• Net sales increased 2.40% during the quarter
• Gross Profit increased 0.82%, to reach $444.42 million pesos
• Gross margin decreased 15 basis points, to 9.31%
• Expenses increased 0.30%, decreasing as a percentage of sales from 6.49% in 2Q03 to 6.36% in 2Q04
• Operating profit reflected the lower expense ratio, increasing 1.94%
• Operating margin decreased 1 basis point, to 2.95%
• EBITDA increased 2.10%, to reach $164.89 million
• Net Profit increased 30.60%, totalizing $101.32 million
• Cost-bearing liabilities declined 47.18% during the quarter
• Cost-Bearing liabilities less cash registered a negative balance of $80.67 million

Contacts:

GRUPO CASA SABA                                             IR Communications:
Jorge Sanchez, IRO                                                Ernestina Nevárez
+52 (55) 5284-6672                                                +52 (55) 5644-1247
jsanchez@casasaba.com                                       enevarez@irandpr.com

Alejandro Sadurni, CFO
asadurni@casasaba.com

Mexico City, July 27, 2004. Grupo Casa Saba (“Saba,” GCS, the company or the Group), Grupo Casa Saba, one of the leading Mexican distributors of pharmaceutical products, health, beauty, personal care and consumer goods, general merchandise and publications, announces its consolidated financial and operating results for 2Q04.

During the second quarter of the year, Grupo Casa Saba presented positive results versus the same period of 2003, both, at the operative and the financial level. This was due to the administrative and financial discipline through which we have been operating, as well as to the positioning in the market that sustains the Group in the different segments in which it participates.

By division, the distribution of pharmaceutical products to the private market continued registering growth in sales. This was due to the positive performance that the Private Pharma market in Mexico has been registering as well as to the presence that sustains our sales force throughout Mexico.

"Citem", our Publications division, also registered positive figures, as a result of its current publications catalogue that includes leading titles, as well as a more efficient operative structure.

The division of distribution of pharmaceutical products to the government sector registered an important growth in sales, due to higher sales to governmental institutions different than Petróleos Mexicanos (PEMEX).

On the operating side, we continued with our discipline of controlling expenses, which, together with our strategies of increasing productivity, allowed us to reduce our expenses in relation to sales.

Financially, we are pleased to comment that, by the end of the second quarter of the current year, the Group’s cost bearing liabilities decreased 47.18%, to $250.0 million. In net terms, with respect to cash and temporary investments, cost bearing liabilities registered a negative balance of $80.67 million, which reflects the solid financial base upon which Grupo Casa Saba operates up-to-date.

In the second quarter of the present year, Grupo Casa Saba’s consolidated net profit increased 30.6%, reaching $101.32 million. The increase reflects the improved operative results as well as a lower Comprehensive Financing Cost, an increase in other income and a lower tax provision than the one registered in 2Q03.

As a result of the financial position that the Group maintains, and the obtained operative results, last April at the Annual Shareholders meeting, a payment of a cash dividend in the amount of $110.0 million was approved, being 10% higher than the one approved it approved in 2003. This dividend was paid on July 5th and is a reflection of our commitment to generate value for our shareholders.

SALES BY DIVISION:

PRIVATE PHARMA
As a result of the positive performance of the pharmaceutical market in Mexico, sales in our main division, Private Pharma, registered during the quarter a growth of 3.56%. As a percentage of total sales, Private Pharma went from 82.76% in 2Q03 to 83.70% in 2Q04.

GOVERNMENT PHARMA
After several quarters of negative comparisons, Government Pharma grew 9.83% during the quarter. This is mainly attributed to an increase in sales to governmental institutions different than Petróleos Mexicanos (PEMEX), the Mexican National Oil Company. As a percentage of total sales, the Group’s Government Pharma division increased its participation from 2.52% in 2Q03 to 2.70% in 2Q04.

HEALTH, BEAUTY, CONSUMER GOODS AND GENERAL MERCHANDISE
The Group’s division oriented to the distribution of health, beauty, consumer goods and general merchandises products, registered a reduction during the quarter of 8.92%. This was mainly due to a decrease in sales of health, beauty and consumer goods to some of our clients, who decided not to acquire these product lines from Grupo Casa Saba. As a result, the sales of our division health, beauty, consumer goods and general merchandises as a percentage of total, went from 11.32% in 2Q03 to 10.06% in 2Q04.

PUBLICATIONS
Citem, our division dedicated to the distribution of publications, registered in the second quarter of the present year a growth of 6.47%. This positive performance is due to Citem’s current product catalogue, which includes market leading titles. Its more efficient structure through which is now operating, also contributed to the increase in sales. As a percentage of total sales, Citem represented in 2Q04 3.54%.

                               Division                                                  % of sales
                               Private Pharma                                          83.70%
                               Government Pharma                                    2.70%
                               Health, Beauty Consumer Goods and
                               General Merchandise                                 10.06%
                               Publications                                                3.54%
                               TOTAL                                                     100.00%

QUARTERLY RESULTS

GROSS PROFIT
During the second quarter of 2004 gross profit grew 0.82%. As a result, the group’s gross margin decreased 15 basis points to 9.31% with respect to the second quarter of 2003. This figure reflects the increase in competitiveness that the private pharmaceutical product distribution has registered, as well as the higher weight that our special clients (chains of pharmacies and supermarkets) have within our sales mix.

OPERATING EXPENSES
The Group’s consolidated operative expenses increased during the second quarter of the year by 0.30% or $0.92 million. Consequently, the expense ratio decreased 13 basis points to 6.36% with respect to 2Q03.

OPERATING INCOME
Operating income for the second quarter of the year reflected a growth of 1.94%, with respect to the same period of 2003. Consequently, the Group’s consolidated operating margin went from 2.96% in 2Q03 to 2.95% in 2Q04.

OPERATING PROFIT PLUS DEPRECIATION AND AMORTIZATION (EBITDA)
EBITDA for 2Q03 increased 2.10% compared to 2Q03, and was influenced by the 3.04% growth in depreciation and amortization, which reached $24.04 million during the quarter.

COST-BEARING LIABILITIES AND CASH
Cost-bearing liabilities for June 2004 were $250.0 million, equivalent to a decrease of 47.18% with respect to the same period of 2003. Cash and temporary investments increased 18.64% as compared to 2Q03. Therefore, cost-bearing liabilities less cash and temporary investments registered a negative balance of $80.67 million.

COMPREHENSIVE FINANCING COST
Mainly as a result of the lower level of indebtedness, the CFC for 2Q04 decreased 65.73% compared to 2Q03. The before mentioned is result of interest expenses 48.73% lower than in 2Q03, as well as higher interest income and slight income via interest gained and monetary position.

OTHER EXPENSES/ INCOME
Other income registered an increase of 19.11% during the quarter. This was mainly due to the sale of assets as well as services rendered by Grupo Casa Saba to third parties.

TAX PROVISIONS
The tax provisions for ISR, IMPAC, ISR deferred and PTU, resulted in a quarterly decline of 15.23%. This decrease was primarily due to a lower deferred taxes.

NET INCOME
As a result of the slight improvement in operating results, the lower CFC, the higher other income and the lower tax provision, net income for the second quarter of the year reached $101.32 million, an increase of 30.60% versus 2Q03.

WORKING CAPITAL
Accounts receivable days for the quarter were 57.2 days, an increase of 1.5 days with respect to June 2003. In terms of inventory days and as a result of the sales levels that were obtained during the period, inventory days at cost, increased 8.3 days, as compared to the 37.5 days registered in 2Q03. Supplier days registered an increase of 1.9 days versus 2Q03.

The 265.4 million shares issues by Grupo Casa Saba are listed on the Mexican Stock Exchange and in the form of ADRs on the New York Stock Exchange, both under the ticker symbol “SAB.” One ADR is equivalent to 10 common shares.

Grupo Casa Saba is one of the leading distributors in Mexico of pharmaceutical products, beauty, personal care and consumer goods, general merchandise and publications. With more than 110 years of experience, the Company distributes to the majority of pharmacies, chains, self-service and convenience stores, as well as other specialized national chains.

As a precautionary note to investors, except for the historic information contained herein, certain themes discussed in this document constitute forward-looking statements. Said themes have risks and uncertainties, including the economic conditions in Mexico and other countries in which Casa Saba operates, as well as variations in the value of the Mexican peso as compared with the US dollar.